D-MARKET Electronic Services & Trading

Kuştepe Mahallesi Mecidiyeköy Yolu
Cadde no: 12 Kule 2 K2
Şişli 34387 Istanbul, Turkey

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

June 28, 2021

Re:	D-MARKET Electronic Services & Trading
Registration Statement on Form F-1, as amended
Filed May 28, 2021
File No. 333-256654
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, D-MARKET Electronic Services & Trading (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-256654) (the “Registration Statement”) to be accelerated to, and that the Registration Statement be declared effective at 4:00 pm, Washington D.C. time, on June 30, 2021, or as soon as practicable thereafter.

Please call Era Anagnosti  of White & Case LLP at (202) 637-6274 with any questions and to provide notice of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

D-MARKET ELECTRONIC SERVICES & TRADING

By:	/s/ Mehmet Murat Emirdağ
Name: Mehmet Murat Emirdağ
Title: Chief Executive Officer

cc:           Era Anagnosti, White & Case LLP

[Signature Page to Form F-1 Acceleration Request]